

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2017

<u>Via E-mail</u>
Raz Gal
Chief Executive Officer
Nano-Textile, Ltd.
14 Izhak Sade St.
Nahariya, Israel 2230507

> **Re: Nano-Textile Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2016**
> **File No. 333-201903**

Dear Mr. Gal:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining